ROYCE VALUE TRUST, INC.
745 FIFTH AVENUE
NEW YORK, NEW YORK 10151

January 25, 2018

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Royce Value Trust, Inc. (the “Fund”)
File No. 811-04875

Ladies and Gentlemen:

Enclosed herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is the Trust’s Registration Statement on Form N-2 (the “Registration Statement”). As described in more detail therein, the Fund is filing the Registration Statement in order to register shares of its common stock to be issued pursuant to a non-transferable rights offering. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Preliminary Prospectus contained in the Registration Statement.

Stockholders will receive one (1) Right for each whole Share held of record as of the Record Date, rounded up to the nearest number of Rights evenly divisible by ten (10). The Rights will allow Stockholders to subscribe for one (1) Share for each ten (10) Rights held. Stockholders who fully exercise their Rights also may purchase Shares not acquired by other Stockholders as part of the Primary Subscription. The Fund also may, in its sole discretion and subject to certain anti-dilution limitations, increase the number of Shares subject to subscription by up to 20% through the exercise of an over-allotment option. The Subscription Price will be the lower of (i) $0.25 below the last reported sale price per Share on the NYSE on the Pricing Date or (ii) the NAV per Share on that date.

The Fund notes that certain information for the twelve month period ended December 31, 2017 that is required to be included in the Registration Statement by Form N-2 was omitted therefrom because such information is not yet available in final form. The Fund hereby undertakes that such information, along with Financial Highlights for the periods required by Form N-2 and consents of its current and former independent registered public accounting firms, will be included as part of a subsequent post-effective amendment to the Registration Statement to be filed with the Commission.

Please contact me at (212) 508-4578 if you have any related questions or comments.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
Secretary